FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Energy Ltd. ("Tournigan" or the "Corporation")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change

May 5, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on May 5, 2008.

Item 4.

Summary of Material Change

Name change to Tournigan Energy Ltd.

Item 5.

Full Description of Material Change

The Corporation announced the change in corporate name to Tournigan Energy Ltd. The Corporation will retain the trading symbol TVC on the TSX Venture Exchange. On Tuesday, May 6, 2008, the Corporation’s shares will commence trading under the new name. Tournigan Energy is focused on the development of the Kuriskova uranium deposit in Slovakia and is currently re-evaluating its options with regards to its other assets.

"Our new name reflects the future direction of Tournigan, which is to focus our attention, capital and human resources on our uranium assets, particularly on advancing our flagship Kuriskova deposit in eastern Slovakia," said Tournigan president and CEO James Walchuck.

Given current market conditions, Tournigan is re-evaluating its previously proposed reorganization strategy (see news release dated May 28, 2007). The Corporation, with advice from its independent financial advisor, Cormark Securities Inc., is evaluating other corporate alternatives to maximize shareholder value. Tournigan’s chief operating officer, Michael Mracek, is evaluating all of the Corporation’s gold and US uranium assets to recommend alternatives to enhance shareholder value.

The Kuriskova deposit currently has a NI 43-101 resource of 36.3 million pounds of uranium grading 0.323% U3O8 contained in 5.1 million tonnes (cutoff grade 0.035%).

Tournigan’s exploration and development milestones at Kuriskova are summarized below. These milestones represent management’s best estimate under present conditions. While Tournigan will make every effort to meet or exceed these timelines, investors are cautioned that some technical or social licence issues may extend or reduce the timelines listed below:

  Complete 2008 infill drilling (2000 metres drilled, more than 8,000 metres planned) by the fourth quarter of 2008 (Q4-08)

  Release assay results of 2008 drilling starting in July 2008

  Begin baseline environmental work in Q2-08

  Release in Q3-08 a new NI 43-101 resource estimate that includes 2007 drilling with the expectation to move a portion of the resource to the measured and indicated categories

  Release a preliminary assessment (scoping study) in Q4-08

  Start metallurgical test work in Q3-08 to be completed Q3-09

  Release a new resource estimate including 2008 drilling to be completed Q1-09 with the expectation to move the majority of the resource to the measured and indicated categories

  Start a pre-feasibility study Q1-09 to be completed by Q4-09

  Begin a feasibility study in Q4-09 to be completed by Q4-10

  Complete an environmental social impact assessment (ESIA) by early 2011

  Begin the permitting process in 2011

Tournigan, through its wholly owned Slovak subsidiary, Ludovika Holding s.r.o, continues its ongoing stakeholder and community engagement program in Slovakia. The Corporation is committed to a transparent dialogue and providing important information on the social, economic and environmental benefits of the Kuriskova project.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Corporation is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 5th day of May, 2008.